UNITED  STATES

SECURITIES AND EXCHANGE  COMMISSION

Washington, D.C.  20549

FORM  12b-25

NOTIFICATION OF  LATE  FILING

Comission File Number: 000-53441

(Check One)       ☐  Form  10-K ☐  Form  20-F ☐  Form  11-K ☒  Form  10-Q ☐  Form  N-SAR ☐  Form  N-CSR

For Period Ended:June 30, 2021

☐   Transition Report  on Form  10-K

☐   Transition Report  on Form  20-F

☐   Transition Report  on Form  11-K

☐   Transition Report  on Form  10-Q

☐   Transition Report  on Form  N-SAR

For  the Transition Period Ended:

________________________________________________

READ  INSTRUCTION  (on  back page) BEFORE  PREPARING  FORM.  PLEASE PRINT  OR  TYPE

Nothing in this  form  shall  be construed to imply that  the  Commission has verified any  information contained  herein.

___________________________________________________

If the notification relates to  a portion of the filing  checked above,  identify the Item(s) to  which the notification relates:

PART  I  — REGISTRANT INFORMATION

Rampart Studios Inc.

Full Name  of Registrant

N/A

Former  Name  if Applicable

P.O. BOX 91983

Address of Principal Executive Office  (Street and Number)

WEST VANCOUVER, BC, Canada V7V4S4

City, State and Zip  Code

PART  II  — RULES  12b-25(b) and (c)

If the subject report  could not be  filed without unreasonable effort or expense and the registrant  seeks  relief pursuant to  Rule 12b-25(b),  the following should be  completed.  (Check box if appropriate)

☒ (a)The  reasons described in  reasonable detail in  Part III of this form  could not be  eliminated without unreasonable effort or expense;

☒ (b)The  subject annual report,  semi-annual report,  transition  report  on Form  10-K, Form  20-F, Form  11-K, Form  N-SAR  or Form  N-CSR, or portion thereof,  will  be  filed on or before  the fifteenth  calendar  day following the prescribed  due date;  or the subject quarterly report  of transition  report  on Form  10-Q, or portion thereof will  be  filed on or before  the fifth  calendar  day following the prescribed  due date;  and

☐ (c)The  accountant’s statement or other exhibit  required  by Rule 12b-25(c) has  been attached  if applicable

PART  III  — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has experienced delays in completing its financial statements for the year ended June 30, 2021 due to personal reasons. As a result, the registrant is delayed in filing its Form 10-Q for the year ended June 30, 2021.

PART  IV — OTHER INFORMATION

(1)Name  and telephone number of person to  contact in  regard  to  this notification

Shin Hwang	203	901-0391
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports  required  under Section 13 or 15(d)  or the Securities  Exchange  Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If answer is no identify report(s)

Yes ☒     No ☐

__________________________________________________________________________________________

(3)Is  it  anticipated  that any significant change in  results of operations  from  the corresponding  period  for  the last  fiscal  year  will  be  reflected by the earnings  statements to  be  included in  the subject report  or portion thereof?

Yes ☐     No ☒

___________________________________________________________________________________________

If so, attach  an  explanation of the anticipated  change,  both  narratively  and quantitatively, and,  if appropriate, state the reasons why  a reasonable estimate  of the results cannot be  made:

                   Rampart Studios Inc.

(Name  of Registrant as Specified  in  Charter)

has  caused  this notification to  be  signed on its  behalf by the undersigned hereunto duly  authorized.

Date: August 16, 2021	By:/s/ Shin Hwang Name:Shin Hwang Title:Chief Executive Officer & Chief Financial Officer

INSTRUCTION:  The  form  may  be  signed by an  executive officer of the registrant  or by any other duly  authorized representative.  The  name  and title of the persons signing  the form  shall be  typed or printed beneath  the signature. If the statement is signed on behalf of the registrant  by an  authorized representative (other  than  an  executive officer), evidence  of the representative’s  authority to  sign on behalf of the registrant  shall be  filed with  the form.

ATTENTION

Intentional  misstatements or omissions  of fact constitute Federal Criminal  Violations  (See  18 U.S.C.  1001).

GENERAL INSTRUCTION

1.This  form  is required  by Rule 12b-25 (17  CFR 240.12b-25)  of the General  Rules and Regulations  under the Securities  Exchange  Act of 1934.

2.One signed original and four conformed  copies  of this form  and amendments thereto  must  be  completed  and filed with  the Securities  and Exchange Commission, Washington,  D.C. 20549 in  accordance with  Rule 0-3 of the General  Rules and Regulations  under the Act.  The  information contained in  or filed with  the form  will  be  made  a matter  of public record  in  the Commission files.

3.A  manually  signed copy  of the form  and amendments thereto  shall be  filed with  each national securities  exchange  on which any class  of securities of the registrant  is registered.

4.Amendments  to  the notifications must  also be  filed on form  12b-25 but need not restate information  that has  been correctly  furnished.  The  form shall be  clearly  identified as an  amendment notification.

5.ELECTRONIC FILERS. This  form  shall not be  used by electronic  filers unable to  timely  file  a report  solely  due to  electronic  difficulties. Filers unable to  submit  a report  within  the time  period  prescribed  due to  difficulties  in  electronic  filing  should comply with  either Rule 201 or Rule 202 of Regulation  S-T (Section  232.201  or Section 232.202  of this chapter) or apply for  an  adjustment  in  filing  date pursuant to  Rule 13(b)  of Regulation  S-T (Section  232.12(c)  of this chapter).